

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2005
WASH. D.C. 213 SECTION

UNAUDITED INTERIM FINANCIAL STATEMENTS

2nd Quarter Reports
March 31, 2005

#500, 926-5th Avenue S.W.
Calgary, Alberta
T2P 0N7

www.naminco.ca

Phone: (403) 233-2636
Fax: (403) 266-2606

PROCESSED
JUN 30 2005
THOMSON
FINANCIAL

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim balance sheet as at March 31, 2005 nor the unaudited interim statements of operations and cash flows and unaudited interim schedule of mineral properties for the six month periods ended March 31, 2005 and March 31, 2004.

NORTHERN ABITIBI MINING CORP.
INTERIM BALANCE SHEETS
(Unaudited - prepared by management)

		March 31 2005		September 30 2004
ASSETS				
CURRENT				
Cash and cash equivalents	$	745,273	$	37,053
Accounts receivable		4,358		1,567
		749,631		38,620
CAPITAL ASSETS		2,117		-
PREPAIDS		6,242		6,242
	$	757,990	$	44,862
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	972	$	222
Due to related parties Note 3		6,901		1,464
		7,873		1,686
SHAREHOLDERS' EQUITY				
CAPITAL STOCK Note 2				
Authorized:				
Unlimited number of common shares without par value				
Issued:				
38,712,314 common shares (Sept.30, 2004 - 27,998,028)		9,011,077		8,587,720
CONTRIBUTED SURPLUS Note 2		490,206		183,206
DEFICIT		(8,751,166)		(8,727,750)
		750,117		43,176
	$	757,990	$	44,862

Commitments Note 4

Approved on behalf of the Board

"James Devonshire" James Devonshire, Director

"Lesley Hayes" Lesley Hayes, Director

See accompanying notes to the financial statements

NORTHERN ABITIBI MINING CORP.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - Prepared by Management)

	Three months ended March 31,		Six months ended March 31,	
	2005	**2004**	**2005**	**2004**
REVENUE				
Interest	$ **246**	$ 366	$ **397**	$ 896
Mining duties rebate	**-**	-	**4,883**	-
	246	366	**5,280**	896
EXPENSES				
General and administrative	**8,411**	17,055	**12,749**	32,474
Reporting to shareholders	**2,870**	11,487	**2,870**	11,487
Professional fees	**4,505**	2,971	**9,081**	8,208
Stock exchange and transfer agent fees	**2,620**	2,468	**3,996**	4,071
	18,406	33,981	**28,696**	56,240
LOSS FOR THE PERIOD	**(18,160)**	(33,615)	**(23,416)**	(55,344)
DEFICIT, beginning of period	**(8,733,006)**	(6,068,443)	**(8,727,750)**	(6,046,714)
DEFICIT, end of period	$ **(8,751,166)**	$ (6,102,058)	$ **(8,751,166)**	$ (6,102,058)
LOSS PER SHARE basic and diluted	$ **0.00**	$ 0.00	$ **0.00**	$ 0.00
WEIGHTED AVERAGE SHARES OUTSTANDING - basic and diluted	**30,588,295**	27,998,028	**29,286,084**	27,998,028

See accompanying notes to the financial statements

NORTHERN ABITIBI MINING CORP.
INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Prepared by Management)

	Three months ended March 31,		Six months ended March 31,	
	2005	2004	2005	2004
Increase (decrease) in cash and cash equivalents:				
OPERATING ACTIVITIES				
Interest and other income received	$ 246	$ 367	$ 397	$ 896
Cash operating expenses	(23,131)	(34,720)	(25,300)	(52,049)
	(22,885)	(34,353)	(24,903)	(51,153)
INVESTING ACTIVITIES				
Capital asset acquisition	(2,117)	-	(2,117)	-
Mineral property additions	-	-	-	(500)
	(2,117)	-	(2,117)	(500)
FINANCING ACTIVITIES				
Private placement proceeds	750,000	-	750,000	-
Share issue costs	(19,643)	-	(19,643)	-
Mining duties rebate	-	-	4,883	-
	730,357	-	735,240	-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	705,355	(34,353)	708,220	(51,653)
CASH AND CASH EQUIVALENTS:				
beginning of period	39,918	90,764	37,053	108,064
end of period	$ 745,273	$ 56,411	$ 745,273	$ 56,411

Supplementary Information:

No cash was expended on interest or taxes during the periods ended March 31, 2005 and March 31, 2004.
There were no significant non-cash transactions to disclose.

See accompanying notes to the financial statements

NORTHERN ABITIBI MINING CORP.
INTERIM SCHEDULE OF MINERAL PROPERTIES
FOR THE SIX MONTHS ENDED MARCH 31, 2004
(Unaudited - prepared by management)

		Labrador	Quebec	Nunavut
2004	**Total**	**South Voisey's Bay**	**Douay Joutel**	**Keni**
Exploration and development expenditures:				
Balance September 30, 2003	$ 2,260,474	$ 1,954,594	$ 84,506	$ 221,374
Geological consulting	500	200	300	-
Balance March 31, 2004	**2,260,974**	**1,954,794**	**84,806**	**221,374**
Property acquisition costs:				
Balance September 30, 2003	351,927	150,126	144,780	57,021
Costs incurred	-	-	-	-
Balance March 31, 2004	**351,927**	**150,126**	**144,780**	**57,021**
Total mineral properties March 31, 2004	**$ 2,612,901**	**$ 2,104,920**	**$ 229,586**	**$ 278,395**

As the Company's mineral properties were written-off during the year ended September 30, 2004, and no mineral property expenditures have been incurred since September 30, 2004, there are no mineral property expenditures to report for the six months ended March 31, 2005.

See accompanying notes to the financial statements.

NORTHERN ABITIBI MINING CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
March 31, 2005
(Unaudited – prepared by management)

1. Accounting Policies

Basis of Presentation and Continuance of Operations

These unaudited interim financial statements, that were not subject to audit or review by the Company's external accountants, follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2004, except for the adoption of the new recommendation of the Canadian Institute of Chartered Accountants relating to asset retirement obligations. These interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2004 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

Management has estimated that the Company will have adequate funds from existing working capital to meet is obligations, including all payments related to properties, for the coming year. If the Company is to expand its exploration plans significantly, it will require additional financing.

Asset Retirement Obligations

Effective October 1, 2004 the Company adopted the new recommendation of the Canadian Institute of Chartered Accountants relating to asset retirement obligations. This recommendation replaces the previous method of accounting for asset retirement liabilities on an accrual basis. The Company has adopted the standard on a retroactive basis. Since there were no material obligations relating to prior periods, no restatement was necessary. An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. This would include obligations related to future removal of property and equipment, and site restoration costs. Under the new standard, a liability, for the fair value of environmental and site restoration obligations, is recorded when the obligations are incurred and the fair value can be reasonably estimated. The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company's credit rating. The fair value of the obligations is recorded as a liability with the same amount recorded as an increase in capitalized costs. The amounts included in capitalized costs are depleted using the unit-of-production method at such point that the mineral property achieves commercial production, or the costs will be written-off at such time that Management considers that the value of the related property has been impaired. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. The accretion expense is recorded as an operating expense.

As at March 31, 2005, Management has estimated that discounted clean-up obligations for future periods are not significant.

2. Capital Stock and Contributed Surplus

a) Issued

	Number of Shares	Capital Stock	Contributed Surplus
Balance September 30, 2004	27,998,028	$8,587,720	$ 183,206
Private placement (net of issue costs of $19,643)	10,714,286	423,357	307,000
Balance March 31, 2005	**38,712,314**	**$9,011,077**	**$ 490,206**

On March 10, 2005, the Company closed a non-brokered private placement of 10,714,286 Units at a price of $0.07 per unit. Each unit was comprised of one common share and one warrant that may be exercised to purchase one common share at $0.10 per share to March 9, 2007. The warrants were valued at $307,000 and this amount is included in contributed surplus.

b) Stock options and warrants

i) Options

The Company has an option plan, (the Plan), in which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average of the trading price per share for the last five trading days before the grant date. The options vest immediately upon granting. The following summarizes stock options outstanding at March 31, 2005 and September 30, 2004:

Expiry date	Number of shares	Exercise price
April 10, 2006	1,187,000	$0.10
June 11, 2006	650,000	$0.14
May 15, 2007	485,000	$0.12
March 23, 2008	200,000	$0.10
Total	2,522,000	

ii) Warrants

Pursuant to the private placement described above, the Company issued 10,714,286 warrants that may be exercised to acquire an equal number of common shares at $0.10 per share until March 9, 2007. All of these warrants were outstanding at March 31, 2005.

NORTHERN ABITIBI MINING CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
March 31, 2005
(Unaudited – prepared by management)

3. Related Party Transactions

During the six months ended March 31, 2005, the Company was billed $1,200 for its share of base office lease costs and $1,100 for its share of lease operating and office costs by a company related by virtue of certain common officers and directors. A company related by virtue of certain common officers and directors billed the Company for its share of general and administrative costs and allocated secretarial salaries. The total billed for the six months ended March 31, 2005 was $6,300. Officers of the Company billed for their consulting services at hourly or daily rates, either personally or through their controlled corporations. The aggregate billed for the six months ended March 31, 2005 was $2,300. Related party payables related to a portion of the billed office lease, general and administrative and secretarial billings.

Related party transactions were in the normal course of business and were measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

4. Commitments

Pursuant to a sublease agreement with a company related by virtue of certain common officers and directors, the Company is committed to make base office lease payments of $2,430 in each of the fiscal years ended September 30, 2005 and 2006 and $600 in fiscal 2007, the final year of the lease. In addition the Company is committed to pay its share of annual lease operating costs.

NORTHERN ABITIBI MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED MARCH 31, 2005

The information included in this document should be read in conjunction with the unaudited interim financial statements for the six months ended March 31, 2005 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is May 10, 2005. All dollar amounts are in Canadian Dollars unless otherwise stated.

1) Principal Business of the Company

The Company is engaged exclusively in the business of mineral exploration and development and, as the Company has no mining operations, is considered to be in the development stage. The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests. The Company's philosophy is to acquire projects at the grass roots level and advance them to a point where partners can be brought in to further the properties to a mineable stage or the property can be sold outright.

The Company has no operating income and no earnings; exploration and operating activities are financed by the sale of common shares. None of the Company's properties are in production. Consequently, the Company's net income is not a meaningful indicator of its performance or potential.

2) Mineral Properties

South Voisey Bay, Labrador

During the quarter ended June 30, 2004 the Company wrote-off its most significant mineral property interest which is in South Voisey Bay, located approximately 260 kilometers northwest of Goose Bay, Labrador. The Company has approximately a 47% interest in the property, and Donner Minerals Ltd., (Donner), the operator of the joint venture, has approximately a 53% interest. Management continues to believe that the project has the potential to host a significant nickel-copper massive sulphide deposit, the Company had insufficient funds to further exploration and had been unable to interest a third party in earning an interest in the property. Consequently the carrying costs of the property were written-off.

Quebec

The Douay/Joutel property continues to be held on a "care and maintenance" basis. No funds were committed for exploration on the property and no significant exploration expenditures were incurred during the year ended September 30, 2004. Discussions had been held with a third party regarding the possible disposition of the Company's interest in the property by way of an outright sale or option earn-in arrangement. No agreement was reached however. The operator of the joint venture has not proposed a program or budget for this property. As a result of stalled exploration, the Company's shortage of cash, and failed attempts to sell the property, Management determined that the carrying costs of Douay/Joutel, aggregating approximately $230,000 would be written-off at June 30, 2004.

3) Operating Results

Three months ended March 31, 2005 compared to three months ended March 31, 2004

The net loss for the current period ended March 31, 2005 of approximately $18,000 decreased by approximately $15,000 from the comparative three month period.

The significant contributor to the reduction in net loss was a decrease of approximately $9,000 in general and administrative costs and a decrease in reporting to shareholder expenses of approximately $8,000. The more material reason for the decrease in general and administrative costs was that the Company negotiated a decrease in its lease rate resulting in a decrease in rent from quarter to comparative quarter of approximately $5,000. There was a general decline in almost all other expenses included in the general and administrative category due to the sharp decline in the Company's activities resulting from limited cash resources. The decrease in reporting to shareholders costs is largely due to the fact that the Company completed its annual filing materials later this year and hence certain related costs were not incurred until subsequent to period end.

Six months ended March 31, 2005 compared to six months ended March 31, 2004

The loss for the six months ended March 31, 2005 of $23,000 was approximately $32,000 less than the comparative period loss. Revenue increased during the current period due to the $5,000 mining duties rebate. Further, expenses declined approximately $27,000.

General and administrative expenses declined $19,000. Occupancy costs have declined approximately $9,000 as a result of the Company negotiating a decrease in rent. There was a general decline in almost all other expenses included in the general and administrative category due to the sharp decline in the Company's activities resulting from limited cash resources.

Reporting to shareholders costs declined approximately $9,000. The decrease in reporting to shareholders costs is largely due to the fact that the Company completed its annual filing materials later this year and hence certain related costs were not incurred until subsequent to period end.

The following summarizes the components of professional fees included in the statement of earnings:

	Six months ended March 31, 2005	Six months ended March 31, 2004
Legal and filing fees	$ 5,081	$ 3,608
Audit fees	4,000	4,600
Total	$9,081	$ 8,208

The following are the significant expenditures included in the General and Administrative expense financial statement category in the Statement of Operations:

	Six months ended March 31, 2005	Six months ended March 31, 2004
Administrative consulting fees	$ 2,564	$ 5,409
Occupancy costs	2,405	11,880
Office and secretarial	6,577	11,027
Other	1,203	4,158
Total	$ 12,749	$ 32,474

4) Liquidity and Capital Resources

The Company's working capital position at March 31, 2005 was $742,000, (September 30, 2004 - $37,000). The Company expended $25,000 on operations. The large decrease in cash operating expenses compared to the comparative period was due to the fact that general and administrative expenses and reporting to shareholder costs have declined significantly.

The Company received approximately $5,000 of mining duty rebates in the current period. Further the Company received approximately $730,000, net of share issue costs, from a non-brokered private placement during the period. The Company currently has sufficient funds to carry it through the current fiscal year and the subsequent year. The Company has not yet acquired a new prospective mineral property, so cannot yet estimate amounts to be expended on exploration.

5) Financing

The Company received gross proceeds of $750,000 from a non-brokered private placement during the six months ended March 31, 2005. Pursuant to the private placement which closed on March 10, 2005, the Company issued 10,714,286 Units at $0.07 per unit. Each unit was comprised of one common share and one warrant that may be exercised to acquire one common share at $0.10 per share to March 9, 2007. These funds will be used investigate, acquire and explore new mineral properties and to fund working capital. No mineral property expenditures have been incurred to March 31, 2005.

6) Contractual Obligations

The Company has office lease obligations that require the payment of base lease costs aggregating $2,430 in each of fiscal years 2005 and 2006 and $600 in fiscal 2007, the final year of the lease. The Company is also responsible for paying its share of lease operating costs that are expected to aggregate approximately $2,000 during fiscal 2005.

7) Exploration Expenditures

No exploration expenditures were incurred during the six months ended March 31, 2005. Refer to the Schedule of Mineral Properties included in the financial statements for expenditures incurred during the comparative period.

8) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2004	2003	2002
Financial Results			
Interest Income	$ 1,217	$ 2,037	$ 7,212
Net Loss	$ (2,681,036)	$ (272,812)	$ (111,158)
Basic and diluted loss per share	$ (0.10)	$(0.01)	$ 0.00
Financial Position			
Working capital	$ 36,934	$ 105,569	$ 181,588
Total assets	$ 44,862	$ 2,735,423	$ 2,914,279
Share Capital	$ 8,587,720	$ 8,587,720	$ 8,578,170
Contributed Surplus	$ 183,206	$ 183,206	$ 104,206
Deficit	$ (8,727,750)	$ (6,046,714)	$ (5,773,902)

The large loss in 2004 and the large decrease in total assets from year-end 2003 to year-end 2004 is due to the write-off of mineral properties aggregating $2.6 million in fiscal 2004, (2003 - $81,000, 2002 – nil). Stock option compensation expense of $79,000 in 2003, (2002 and 2004 - $Nil), caused the 2003 loss before mineral property write-downs to be greater than in the previous and subsequent years.

9) Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	Mar. 31 2005	Dec.31 2004	Sept.30 2004	Jun.30 2004	Mar.31 2004	Dec 31 2003	Sept 30 2003	Jun 30 2003
Interest & Other	$ 246	$ 5,034	$ 151	$ 171	$ 366	$ 529	$ 408	$ 414
Net loss before mineral property write-offs	$(18,160)	$ (5,256)	$(5,542)	(12,237)	$ (33,615)	$ (21,729)	$(21,018)	$ (99,908)
Mineral property write-offs	$ -	$ -	$ (13)	(2,607,900)	$ -	$ -	$(66,053)	$ (15,384)
Net Loss	$(18,160)	$ (5,256)	$(5,555)	(2,620,137)	$ (33,615)	$ (21,729)	$(87,071)	$ (115,292)
Basic and diluted loss per share	$ 0.00	$ 0.00	$ 0.00	$ (0.10)	$ 0.00	$ 0.00	$ 0.00	$ 0.00

The most significant influence on net income/loss is the amount of mineral property write-offs. Timing of the Company's write-offs typically cannot be predicted in advance and will vary from one reporting period to the next. As a result, there may be dramatic changes in the financial results and balance sheet position reported by the Company. General and administrative expenses are higher in the quarter ended March 31 as annual report and other annual mailings as well as annual meeting costs tend to be incurred almost exclusively in this period. The result is a higher net loss before mineral property write-offs in these periods. The disproportionate loss in the three months ended June 30, 2003 was due to the recording of stock option expense of $79,000 when options were granted. This is a non-cash charge. The high revenue amount in the December 31, 2004 quarter was due to the receipt of a mining duties rebate in that quarter. Normally this amount would have offset related exploration costs capitalized, however all such costs had been previously written-off. Losses in the latter four quarters were significantly lower than the previous four quarters due to the sharp decrease in activities associated with cash shortages prior to the recent private placement.

10) Directors and Officers

James Devonshire	Director and President
Jean Pierre Jutras	Director and Vice-President
Shane Ebert	Director
Lesley Hayes	Director
Shari Difley	Chief Financial Officer
Barbara O'Neill	Corporate Secretary

11) Related Party Transactions

The following non-arm's length transactions occurred during the six months ended March 31, 2005:

i) paid or accrued $1,200 to a corporation related by virtue of common officers and directors for rent of shared office space and $1,100 for lease operating and miscellaneous costs.

ii) paid or accrued $2,300 for consulting fees charged by officers and directors or their companies on a per diem basis for accounting and administrative services provided.

iii) paid or accrued to a corporation related by virtue of certain common officers and directors $6,300 for allocated office and secretarial expenses

The amounts due to related parties on the balance sheet relate to a portion of the expenses described in 1(a)(i) and (iii). The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services. Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

12) Capital Stock and Contributed Surplus

a) Issued:

	Capital Stock		Contributed
	Number	**Amount**	**Surplus**
Balance, September 30, 2004	27,998,028	$8,587,720	$ 183,206
Private placement net of issue expenses of $19,643 (see 5) Financing above)	10,714,286	423,357	307,000
Balance, March 31, 2005	38,712,314	$9,011,077	$ 490,206

b) Stock Options and Warrants

i) Options

The Company has an option plan, (the Plan), in which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date on which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average of the trading price per share for the last five trading days before the grant date. The options vest immediately upon granting. The following summarizes stock options outstanding at March 31, 2005 and September 30, 2004:

Expiry date	Number of shares	Exercise price
April 10, 2006	1,187,000	$0.10
June 11, 2006	650,000	$0.14
May 15, 2007	485,000	$0.12
March 23, 2008	200,000	$0.10
Total	2,522,000	

ii) Warrants

Pursuant to the private placement described in 5) Financing, the Company issued 10,714,286 warrants that may be exercised to acquire an equal number of common shares at $0.10 per share until March 9, 2007. All of these warrants were outstanding at March 31, 2005.

13) Investor Relations

With the exception of responding to shareholder inquiries, the Company undertook minimal investor relation activities during the six months ended March 31, 2005. The Company does not employ a dedicated "investor relations" individual or firm.

14) Outlook

The Company's primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine. As the Company does not have expertise in operating a mine, should it discover such a promising property, it would attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright. Management is currently investigating acquiring grass-roots mineral properties with the potential to host economic quantities of base and precious metals that may be explored further. The private placement funds that netted $730,000 will be used to finance such acquisition and exploration as well as working capital needs.

15) Risks

The success of the Company's business is subject to a number of factors including, but not limited to, those risks normally encountered in the mineral exploration industry such as operating hazards, exploration uncertainty, increasing environmental regulation, competition with companies having greater resources, lack of operating cash flow, and base and precious metal price fluctuations. As the Company relies on the sale of its common shares to finance operations and exploration, the state of the markets will affect its ability to raise further funds. The state of the markets is dependent on investor confidence and the price of mineral resources at any point in time, among other things.

16) Critical Accounting Estimates

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining claims. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments. The estimated values of all properties are assessed by management on a quarterly basis by reference to project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of the property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the other than temporary decline in value.

The Company does not carry any mineral exploration and acquisition costs on its books as at March 31, 2005, due to Management's estimation that the two remaining exploration properties would not be further explored. The Company has not yet acquired new mineral exploration prospects.

17) New Accounting Policies

Asset Retirement Obligations

Effective October 1, 2004 the Company adopted the new recommendation of the Canadian Institute of Chartered Accountants relating to asset retirement obligations. This recommendation replaces the previous method of accounting for asset retirement liabilities on an accrual basis. The Company has adopted the standard on a retroactive basis. Since there were no material obligations relating to prior periods, no restatement was necessary. An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. This would include obligations related to future removal of property and equipment, and site restoration costs. Under the new standard, a liability, for the fair value of environmental and site restoration obligations, is recorded when the obligations are incurred and the fair value can be reasonably estimated. The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company's credit rating. The fair value of the obligations is recorded as a liability with the same amount recorded as an increase in

17) New Accounting Policies (continued)

capitalized costs. The amounts included in capitalized costs are depleted using the unit-of-production method at such point that the mineral property achieves commercial production, or the costs will be written-off at such time that Management considers that the value of the related property has been impaired. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. The accretion expense is recorded as an operating expense.

As at March 31, 2005, Management has estimated that discounted clean-up obligations for future periods are not significant.

18) Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.

19) Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.